May 25, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (615) 744-5740

Arthur F. Helf
Chairman and Chief Executive Officer
Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067

Re:	Tennessee Commerce Bancorp, Inc.
	Registration Statement on Form 10
      Filed April 29, 2005
	File No. 0-51281

Dear Mr. Helf:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 1

Market Area and Competition, page 2

1. Please provide disclosure regarding the economic area in which you do business. For example, describe the nature of employment in the area, give demographic figures, and describe any material changes in these factors.




Business, page 4

2. Disclose whether Tennessee Commerce Bancorp has any plans to conduct any business apart from the activities of the bank.

Management`s Discussion and Analysis

Forward-looking Statements, page 14

3. Please delete all reference to the Private Securities
Litigation
Reform Act. It is inapplicable in this context, because Tennessee Commerce Bancorp is not currently a reporting company. See
Section
21E(a)(1) of the Exchange Act.

Change in Results of Operations, page 14

4. Please review the guidance in Item 303(b)(1)(iv-vii) of Regulation
S-B and revise to present an expanded discussion of your financial condition, changes in financial condition and results of operations for each of the reported periods. Provide reasons for changes in significant line items. Please address the key variables and other qualitative and quantitative factors necessary to understand and evaluate your business. For example, we noted the following:

* Your operations experienced double digit growth in all the major accounts on both your income statement and balance sheet; however no discussion was provide to address the economic and strategic drivers for this growth or whether the growth can be sustained.

Provision for Loan Losses, page 17

5. Please include a discussion of significant loan charge-offs for the periods presented. For example, we note that you had an $819 thousand single loan charge-off in 2004. Please include details such as the type of loan, loan amount and unique facts and circumstances which contributed to the timing and amount of loan charged-off. Disclose whether you have loans with similar risk and/or industry concentration, as applicable.

Loan Policy, page 28

6. Please revise your discussion to include descriptions of the products comprising each major loan category including but not limited to the underwriting policies and the related risk components.

7. Please revise to explain the reasons for changes in each of the elements and components of the loan loss allowance, specifically addressing the increase of $1.3 million in your total provision for loan losses from 2003 to 2004. Disclose how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. Quantify and explain:
- how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance,
- how changes in estimation methods and assumptions affected the allowance,
- how actual changes and expected trends in nonperforming loans affected the allowance,
- how the level of your allowance compares with historical net loss experience.

Critical Accounting Policies

Recently Issued Accounting Standards, page 37

8. Please revise to include an accounting policy specifically addressing the impact of other than temporary impairments on your available-for-sale securities. Please refer paragraph 6-19 of EITF Abstracts No. 03-1.

Directors and Executive Officers, page 40

9. Please state what is meant by an audit committee financial expert.

10. Please indicate when the term of each director expires.

11. Please revise the biographical sketches generally to provide more dates to indicate how long current or recent positions have been held.

Employment Agreements, page 46

12. Please provide a complete discussion of all material elements of the employment agreements.

Market Price of and Dividends on the Corporation`s Common Stock and
Other Shareholder Matters, page 48

13. Please disclose the amount of funds currently available for distribution as dividends.

Item 10 - Recent Sales of Unregistered Securities, page 49

14. In each case tell us the facts relied on for the exemption claimed.

15. For each mention of Section 3 of the Securities Act of 1933, revise to state what subsection was relied on.

Item 11 - Description of Registrant`s Securities to be Registered, page 50

16. Please delete the qualification in the second sentence of the first paragraph of the discussion of your common stock. While the discussion may not include every detail, it should be a complete discussion of all material aspects.

Item 13 - Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 - page F-7

17. We note that gains on loan sales comprised approximately 60% of total non-interest income and 18% on net income before taxes in 2004.
Revise to include an accounting policy specifically discussing how you determine gain or loss on loan sales. As a related matter, please provide us with a discussion detailing how you determined specific gain recognition on the four largest 2004 loan sales you discuss on page 17. Please refer to the appropriate authoritative guidance supporting gain determination and include specific assumptions or models used for each major loan discussed, as appropriate.

Note 12 - page F-18

18. You refer to a two-for-one stock split on December 31, 2003.
Include a footnote in Note 1 and revise Note 15 to detail this split and disclose whether or not the relevant portions of your financial statements have been revised.

Note 15 - page F-21

19. Include relevant details regarding your prior public offerings of public shares. Include the month/year, number of shares sold and the price per share. You may opt to include a table or include in a textual presentation.

Signature Page

20. In future amendments, please include the date of signature.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or
me at (202) 551-         with any other questions.

						Sincerely,


William Friar
Senior Financial Analyst

cc:	Mark Miller, Esq.
	Baker Donelson Bearman Caldwell & Berkowitz
	Commerce Center, Suite 1000
	211 Commerce Street
	Nashville, Tennessee 37201
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Arthur F. Helf
Tennessee Commerce Bancorp, Inc.
May 25, 2005
Page 6